INVEST IN **GAMESAFE, INC**

Empowering Parents to Protect Their Children While Gaming

PITCH VIDEO INVESTOR PANEL


GAMESAFE™
Help Us Defend The Innocence of Children
Invest With GameSafe

gamesafe.ai Provo UT

Technology Software AI Social Impact B2B

LEAD INVESTOR



Bryan Kowacich

I am passionate about protecting children and giving them the opportunity to grow up in a safe world. Children deserve to be able to have fun without the threat of predators injecting themselves into their lives. I see Game Safe as a way to catch predators in the act and stop them from pursuing minors. I want to see GameSafe integrated into every gaming platform and communication platform. The world has been in desperate need of systems to stop trafficking and grooming and I'm excited to see GameSafe accomplish these goals.

Invested $1,000 this round

Highlights

1. Keeping children safe is one of the most important responsibilities parents have.
2. There are more than 750,000 predators online every day
3. There is NO solution on the market to monitor the chats inside the games your kids love to play
4. GameSafe, Inc was created to help parents protect their children while gaming online

Our Team



Sean Bair CEO

Sean Bair is the former President of BAIR Analytics, whose customers included 1000's of police agencies around the world, the department of defense, and major retailers like Walmart, Macy's, and Target. He is a former Police Officer & Crime Analyst.

Our founder's own children have been preyed upon while gaming, and the stories we hear from parents who have lost their kids as a result of predators online.



David Everitt Founder and Inventor

David is the thought engineer behind GameSafe. His background as an AWS Architect delivering enterprise solutions, as well as his commitment to his own children's online safety, brought a state-of-the-art solution.



Matt Rosen Chairman of the Board

Matt Rosen is the Founder and CEO of Allata, a strategy, architecture, application development, and data company. Matt, the father of two beautiful girls who like to game, is passionate about protecting their innocence as well as other children globally.



Aaron Sandeen Board of Directors

Aaron V Sandeen is the CEO of Cyber Security Works, a company focused on helping leaders proactively prioritize and remediate their top cybersecurity threats on-prem and in the cloud. Aaron served as Arizona State CIO under Governor Brewer.



Noel Coon Board Member

Noel is a successful businessman and the founder, owner, and operator of several companies in both the USA and Canada. Noel brings experience and wisdom to our company and his passion to protect children has been evident throughout his life.



Hollie Owsley Board Member

Attorney & Child Protection Advocate

GameSafe, Inc. Empowering parents to protect their children online


GAME SAFE
GAMING PROTECTION FOR KIDS
GAMESAFE™
GAMING PROTECTION FOR KIDS
EMPOWERING PARENTS TO PROTECT THEIR CHILDREN WHILE GAMING ONLINE

Gaming protection for kids

OVERVIEW – GAMESAFE INC.

GameSafe empowers parents to protect the innocence of their children while gaming online.


Game Chat Window
Predator: Are ur parents in the room?
Child: no.
Predator: wanna meet at a park?

THE ASK

- $1m Convertible Note, 10m value
- 20% Discount

USE OF FUNDS

- Additional Games
- IOS and Android
- Sales & Marketing
- Staffing

COMPANY OWNERSHIP

- Delaware C
- Friends & Family funding
- WeFunder campaign

Only $198k of the $1M listed on this slide will be offered on Wefunder.

Gaming protection for kids

THE THREAT IS REAL

750,000 PREDATORS

These are more than 750,000 predators online everyday!

Problem: Parents have no way to protect their children while they game online, in real time.





"Almost every child predator case I worked had video gaming involvement."

Amy Storer
Department of Homeland Security


Game Chat Window
Predator: Are ur parents in the room?
Child: no.
Predator: wanna meet at a park?

OUR SOLUTION

GAMESAFE IS LIVE IN BETA NOW ON ROBLOX!

← Here is GameSafe in action as two "kids" are playing Roblox on Windows PC devices.

1. Game chat conversation is monitored.
2. Threat detection is sent to the parent.
3. The parent can act on the threat.

GameSafe currently protects against racism, hate speech, vulgarity, grooming and sexual content.

LEADING PARENTAL APPS


MARKET

M.SPY
(1.5 million customers)
$26.99/month = $40.485m yearly

BARK
(5.9 million customers)
$5-14/month = ~$29.5m-$82.6m yearly

NORTON
(21 million customers)
$49.99/yr = ~$1.05b yearly

ESET
(110 million customers)
$40-60/yr = ~$4.4b - $6.6b yearly

QUSTODIO
(4 million customers)
$54-138/yr = $216m - $552m yearly

TOP 5 PARENTAL MONITORING APPS

Applications Consumer Reports 2022

Top 5 apps total:
$8.3b Market
142,400,000 users

NONE cover game chat!

THE MARKET


Mobile
Console
PC
$90.7 B
+4.4% YoY
$49.2 B
-8.9% YoY
$35.9 B
-1.7% YoY

2021 TOTAL
$175.8b

2021 GLOBAL GAMES MARKET

Per Device & Segment with year-on-year growth rates

Global Parental Control Software Market
2021-2028


$948.95 Million
$1,879.89 Million
CAGR 8.72%
2020
2028

*Source: Newzoo.com/globalgamesreport

GAME SAFE | Gaming protection for kids

GO TO MARKET STRATEGY – B2C

SOCIAL MEDIA CAMPAIGN ADS

- We will launch a targeted social media campaign to parents and grandparents of **children 5-16 years old in the United States**.
- Leveraging partnerships to increase exposure, cross market, and revenue share.
- Ad spend in app stores, Google and YouTube.





GAME SAFE | Gaming protection for kids

GO TO MARKET STRATEGY – B2C


13 Month User Acquisition
Ad SPend
Total Subscribers
$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
40000
35000
30000
25000
20000
15000
10000
5000
0
July
August
September
October
November
December
January
February
March
April
May
June
July
Ad Spend campaigns
Total New Users Per Month
Total cumulative users post churn

$4.99/month
Beta Price – first 300 users

$9.99/month
Retail Price after 300 users

50,000
Monthly users 1 year after Launch

1,000,000
Monthly Users Dec 2025

GAME SAFE | Gaming protection for kids

GO TO MARKET STRATEGY – B2B

PARENTAL APPS

None cover gaming! GameSafe is in negotiations with leaders in the top 5 parental protection app space for licensing.

GAMING COMPANIES

GameSafe's technology covers past, present & future games against harmful chat. Our technology **provides the protection** parents want.

API THREAT CONSUMPTION

GameSafe has contracts in place to allow companies to leverage our patented technology. This opens our **B2B to any company** looking to offset liability with gold-standard threat protection via GameSafe's API.

| Gaming protection for kids

INVESTMENT OPPORTUNITY

Seeking 1m on a convertible note on 10m value with 20% discount.

Use of Funds	Beta (3 months)		Growth (3 months)		Totals	
Wages, Payroll Tax & Benefits	$	26,772	$	108,405	$	135,177
Outsourced Development (Simform / Build IT)	$	63,453	$	54,453	$	117,906
Marketing and Advertising	$	30,153	$	97,747	$	127,900
Legal & Accounting	$	2,400	$	3,600	$	6,000
User Operating Cost	$	23,135	$	97,852	$	120,988
Total	**$**	**145,913**	**$**	**362,057**	**$**	**507,970**

Only $198k of the $1M listed on this slide will be offered on Wefunder.


Gaming protection for kids
PARTNERSHIPS
Top Row - Partnerships/Alliances (500,000+ persons social media reach)
Bottom Row – Those we will pursue with funding
DELIVERFUND
THORN
SAFE SURFIN' FOUNDATION
TECHIE FACTORY
DELL
hp
STUDIOS
XBOX
gabb WIRELESS
Net Nanny
bark
EPIC GAMES
EA SPORTS

GAME SAFE | Gaming protection for kids

PATENT APPROVED!

US 11,272,023 B1

MARCH, 8, 2022



(12) United States Patent
Everitt, Jr.

(10) Patent No.: US 11,272,023 B1
(45) Date of Patent: Mar. 8, 2022

(54) PARENTAL MONITORING OF MULTIPLAYER GAME CHAT

FOREIGN PATENT DOCUMENTS

OTHER PUBLICATIONS

(56) References Cited

U.S. PATENT DOCUMENTS

(57) ABSTRACT

8 Claims, 5 Drawing Sheets

GAME SAFE | Gaming protection for kids

THE TEAM











PARTNERS:

Allata
Architecture, Development

BuildIT of AZ
Software Development

Cyber Security Works
Technical Partner

Creative Planning